UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 44 TO
SCHEDULE 13D
Under the Securities Exchange Act of 1934

WESTMINSTER CAPITAL, INC.
(Name of Issuer)

COMMON STOCK
(Title of class of securities)

12660E10
(CUSIP Number)

John Ciampi, Vice President
Gibralt Capital Corporation
1177 West Hastings, St., Suite 2000
Vancouver, BC V6E 2K3
(Name, address and telephone number of person authorized to receive notices and communications)

April 16, 2002
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 12660E10

1.
Names of Reporting Persons: GIBRALT CAPITAL CORPORATION (successor by amalgamation with Gibralt Holdings, Ltd.)

        I.R.S. Identification Nos. of above persons (entities only): N/A (Canadian corporation)

2.
Check the appropriate box if a member of a group: (a) ☐ (b) ☐

3.
SEC use only:

4.
Source of funds: WC

5.
Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e): ☐

6.
Citizenship or place of organization: ALBERTA, CANADA

Number of shares beneficially owned by each reporting person with:

7.	Sole Voting Power:	0
8.	Shared Voting Power:	0
9.	Sole Dispositive Power:	0
10.	Shared Dispositive Power:	0
11.
Aggregate amount beneficially owned by each reporting person: 0

12.
Check if the aggregate amount in row 11 excludes certain shares: ☐

13.
Percent of class represented by amount in row 11: 0%

14.
Type of reporting person: CO

AMENDMENT NO. 44
TO SCHEDULE 13D

        Gibralt Capital Corporation ("Gibralt"), an Alberta, Canada corporation and successor by amalgamation with Gibralt Holdings, Ltd., is filing this Amendment No. 44 in order to update the Schedule 13D filed by it on June 21, 1994, and subsequent amendments relating to the common stock of Westminster Capital Inc. (formerly Far West Financial Corporation).

ITEM 2.    Identity and Background

        Item 2 is hereby supplemented as follows:

        a)    Gibralt Holdings Ltd., a Canadian Corporation, 2000 - 1177 West Hastings Street, Vancouver, BC Canada, V6E 2K3, merged with Gibralt Capital Corporation, a Canadian corporation, 2000 - 1177 West Hastings Street, Vancouver, BC Canada, V6E 2K3, on April 1, 1999 to become Gibralt Capital Corporation, a single entity. Mr. Samuel Belzberg is the Chairman, President and Director of Gibralt.

ITEM 3.    Source and Amount of Funds or Other Consideration

        Item 3 is hereby supplemented as follows:

        Gibralt entered into a Stock Purchase Agreement dated April 16, 2002 by and among Westminster Capital, Inc., a Delaware corporation ("Westminster"), Gibralt, and MDB Capital Corp. Ltd., a Liberian corporation (the "Stock Purchase Agreement"). Pursuant to the Stock Purchase Agreement, Westminster repurchased from Gibralt 1,372,748 shares of common stock of Westminster held by Gibralt for a purchase price of US $2.80 per share ("Purchase Price") on April 16, 2002. These shares constituted all of the Westminster common stock owned by Gibralt.

ITEM 4.    Purpose of Transaction

        Item 4 is hereby supplemented as follows:

        Gibralt acquired the common stock of Westminster for investment purposes and by way of the Stock Purchase Agreement, sold its holdings of common stock of Westminster back to Westminster for investment purposes.

ITEM 5.    Interest in Securities of the Issuer

        Immediately prior to the sale of its Westminster common stock under the Stock Purchase Agreement, Gibralt owned 16.9% of the outstanding common stock of Westminster. Currently, Gibralt does not own any shares of common stock of Westminster.

ITEM 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        The Stock Purchase Agreement sets forth the conditions for the sale of the common stock of Westminster by Gibralt to Westminster. There are no other contracts, arrangements or understandings with respect to the sale of the common stock.

ITEM 7.    Material to be Filed as Exhibits.

        Attached is a copy of the executed Stock Purchase Agreement.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 2, 2002

GIBRALT CAPITAL CORPORATION
By:	/s/ John Ciampi
Title:	Vice President